3/10


05006751

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Solbec Pharmaceuticals Ltd

*CURRENT ADDRESS Unit 1, 298 Selby Street
Osborne Park, Western Australia 6000

**FORMER NAME

**NEW ADDRESS

FILE NO. 34866 FISCAL YEAR 2003 6-30-03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	X
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF / BY: S. Min

DATE:03/18/05



SOLBEC PHARMACEUTICALS LTD

ACN061289218

Annual
Financial
Report
2003



Corporate Information

Directors	:	Anthony Kiernan - LL.B (Chairman) Stephen J Carter FAIM, MRACI (Managing Director) Michael Grant M.P.E. Peter J Alcock BSc (Hons) M Aus IMM	
Company Secretary	:	John E Sendziuk CA CD	
Registered Office	:	Registered Office C/- RSM Bird Cameron Unit 1-6, 18 Parry Street FREMANTLE WA 6160 Telephone: (08) 9336 1266 Facsimile: (08) 9430 6744	Principal Place of Business Unit 1, 298 Selby Street OSBORNE PARK WA 6018 Telephone: (08) 9446 7555 Facsimile: (08) 9446 8777 Email: info@solbec.com.au Website: www.solbec.com.au
Auditor	:	Ernst & Young 34th Floor, Central Park 152-158 St George's Terrace PERTH WA 6000	
Bankers	:	National Australia Bank Limited Unit 7, 51 Dowd Street WELSHPOOL WA 6106	
Share Registry	:	Computershare Registry Services Pty Ltd Level 2, Reserve Bank Building 45 St George's Terrace PERTH WA 6000 Telephone: (08) 9323 2000 Facsimile: (08) 9323 2033	
Australian Stock Exchange	:	Home Branch: Perth **Code: SBP**	
ABN		85 061 289 218	



Contents





Chairman's Report

Last financial year has seen continued progress in Solbec's research capabilities with particular emphasis on further research and development of the Company's lead anti-cancer drug SBP002.

Significant matters within the past 12 months include:

1. A positive outcome for pre-clinical studies in Canada for SBP002 and the commercial cultivation of Solaum linnaeanum being the plant from which SBP002 is derived.

2. Following the positive outcome from the pre-clinical studies in Canada, preparation for Phase 1 clinical trials of SBP002.

3. A grant from the Federal Government Biotechnology Innovation Fund to progress development of immune response qualities of SBP002 with a study now being undertaken jointly with the University of Western Australia's Department of Medicine and Solbec.

4. Changes on the Board of Directors with Michael Grant and myself joining and Dr Michael Ruane resigning.

In relation to the Phase 1 clinical trials of SBP002 the Board had hoped to have been able to announce commencement of these during the year however this has not been the case as preparation has taken longer than initially anticipated. The Board is confident that these trials will commence shortly.

The study being undertaken in conjunction with the Department of Medicine at UWA into the immune response qualities of SBP002 is very exciting and underlines the potential of SBP002 for application in other areas.

Subsequent to year end the Company agreed to sell its interests in Lawley Pharmaceuticals Ltd for $850,000, $200,000 of which is dependent upon registration with the Therapeutic Goods Administration of any of Lawley Pharmaceuticals current range of hormone replacement products. Sale proceeds will enable Solbec to redirect funds to projects that carry greater intellectual protection and the possibility of greater equity participation for Solbec Pharmaceuticals.

Efforts to sell the remaining mineral assets of the Company have continued and the Board is hopeful of completing these prior to December 2003. Funds from these sales will provide further capabilities to Solbec in pharmaceutical developments without the need to access capital markets.

Completion of the options issue in September 2003 together with the sale of Solbec's interest in Lawley Pharmaceuticals increase cash and receivables to approximately $3,600,000, and once the mineral assets sales are completed will bring further increases.

An improved capital base coupled with a more focused direction in development and research places Solbec in a most interesting and exciting position.

On behalf of the Board I would like to record the efforts of Solbec's Managing Director, Stephen Carter, and his staff for their contributions throughout the year.

Anthony Kiernan
Chairman


Solbec
Pharmaceuticals LTD

Review of Operations

In a year when new scientific discoveries have been almost everyday occurrences and claims of cures are greeted with caution, Solbec Pharmaceuticals Ltd has generated a degree of quiet optimism as its major projects continue to show positive signs.

A Perth-based biotechnology company, we are committed to the development and commercialisation of new treatments for life threatening and debilitating diseases. The focus of that commitment is predominantly in treating cancer.

At the Board level there have been changes with the resignation of Dr Michael Ruane and the appointment of Anthony Kiernan as Chairman and Michael Grant as a Director.

Further confirming the focus of Solbec as a biotechnology company, the new Board has divested or sold a majority of the Company's mineral assets.

Subsequent to year end the Company agreed to sell its interests in Lawley Pharmaceuticals Ltd for $850,000, $200,000 of which is dependent upon registration with the Therapeutic Goods Administration of any of Lawley Pharmaceuticals current range of hormone replacement products. Sale proceeds will enable Solbec to redirect funds to projects that carry greater intellectual protection and the possibility of greater equity participation for Solbec Pharmaceuticals.

At the end of the year, the company made a pro-rata entitlement offer to all existing share and option holders for them to subscribe to receive one new option for every two shares or options held at the record date. This entitlement offer was ratified at an Extraordinary General Meeting of Shareholders held after the reporting period. The offer raised additional working capital of $788,836 for the company. Completion of this issue and the sale of Solbec's interest in Lawley Pharmaceuticals, increased cash and receivables to approximately $3.6 million which will further increase once the final mineral assets are sold.

In addition Solbec received an Australian Government grant of $196,000 through the Ausindustry Biotechnology Innovation Fund to carry out further research on its anti cancer drug.

The following review looks more closely at the Company's operations.

BIOTECHNOLOGY PLATFORM

Cancer and immunology

As mentioned earlier, Solbec's main focus is on the development and commercialisation of its anti-cancer drug, called SBP002. The drug has completed its pre-clinical phase of trials as an anti cancer treatment. Human Phase 1 clinical trials for patients with melanoma and malignant mesothelioma are expected to begin later this year.

As well as its ability to kill cancer cells, a recent study by the Department of Medicine at the University of Western Australia supervised by Professor Bruce Robinson, indicated that the drug may also play a role in boosting the immune response.

The study has revealed that the unique mode of action of SBP002 may enable certain types of tumours to be "unmasked" and identified as foreign objects to the body's immune system. The body can then work in conjunction with the drugs to fight the cancer.

An initial review of the clinical responses seen in some of our Special Access Scheme patients suggest that this may be occurring. If further research shows this to be the case, it could dramatically halt the life-threatening nature of cancer.

In choosing to conduct Phase 1 clinical trials for the treatment of Melanoma and Mesothelioma, Solbec will have access to the Orphan Drug Program which will enable the trials to be fast tracked. When approval has been gained for the drug it will be available to be used for other cancers.

Diagnostics

As prognosis and outcome improves with early detection, diagnostic tools that offer earlier detection are in great demand. Our patents cover a range of products that show high specificity binding to a wide range of cancer cells that are ideal candidates for early diagnostic applications.

Preliminary studies have been carried out to confirm the diagnostic potential with promising results. We are looking for a strategic partner to co-develop these diagnostic products.

Palliative Care

The study carried out at the University of Western Australia, Department of Medicine investigated the ability of SBP002 to affect the levels of the compound Interlukin 6 (IL-6) in cancer cell lines. IL-6 is a member of the class of chemicals in the body that affect such processes as inflammation and wellbeing. Animal studies have shown that if production of IL-6 in the body can be slowed or stopped, whilst the disease may still progress, the patient has a much improved quality of life.

The study indicated that SBP002 treated cells reduced the production of IL-6 when compared to the control and to cells treated with the anti-cancer drugs Gemcitabine and Docetaxol. (see figure 1-6)



Review of Operations continued

The reduction in Il-6 production supports clinical observations with our Special Access Scheme patients where a significant number of patients have reported an improved feeling of wellbeing. These observations will be followed up during our clinical trial program.

A drug that can provide palliative care to late stage cancer patients has an enormous market potential. Whilst this is not our primary target, it may provide Solbec with a strong secondary product.

Potential treatments

The ability of our glycoalkaloid compositions to modulate IL-6 production renders them potentially useful for treating other IL-6 related diseases.

IL-6 related diseases are varied and include: inflammatory diseases such as rheumatoid arthritis, diseases such as HIV, chronic fatigue syndrome and malaria, heart disease such as cardiac myopathy and cardiac disease progression; and other diseases such as Alzheimer's disease, arteriosclerosis, thyroiditis, Castleman's disease, paraneoplastic symptoms associated with cardiac myxoma, sepsis, psoriasis, diabetes, amyloidosis, hyperlipidemia, polycythemia vera, thrombocythemia and myocardial infarction.

It may be that glycoalkaloid composition can be administered as the primary treatment agent or alternatively may be administered as an adjunct or as a component of a combination therapy.

IL-6 is also involved in bone metabolism and therefore the ability of the glycoalkaloid compositions to potentially modulate bone metabolism may then render them useful for treating diseases or disorders associated with bone metabolism such as osteoporosis and osteoarthritis.

Psoriasis

Psoriasis affects about 2% of the population in Europe and America, which translates to around 14.5 million people in Europe and between 5-6 million people in the US. The disease occurs in all age groups and almost equally in men and women, it primarily affects adults. Whilst psoriasis is generally a long-term chronic disease about 400 people die each year from complications of the disease. (National Psoriasis Foundation 2002)

Solbec's SBP002 has shown strong activity against Psoriasis and we are focussed on developing a new treatment for this debilitating disease.

Sales of psoriatic treatments are around $6 billion per annum. The overall increase in incidence and prevalence of psoriasis as well as the introduction of novel biologic therapies will drive the market to grow at nearly 28% CAGR.

Commercial Cultivation of Solanum Linnaeanum

In anticipation of successful SBP002 trials, Solbec has purchased 16 acres in Baldivis, approximately 40 kilometers south of Perth. Six acres have already been cleared with a crop of 6,000 Solanum Linnaeanum planted and fed using a fully automated fertigation system. Both the property and crop are managed by Bioscience Pty Ltd.

Our current facilities represent a 'world first' for the commercial cultivation of Solanum Linnaeanum, with yields far greater than anticipated. Solbec also continues to use the Oakford nursery, where we have an additional 1,000 mature plants.

It is anticipated that the Baldivis property, when fully planted, will yield sufficient material to satisfy the world needs of the drug for the next 5 years

GMP Facility Plans Suitable – TGA & FDA

In addition to lab-scale processing of SBP002, Solbec has now completed plans for a GMP-compliant manufacturing facility suitable for production of commercial pilot-scale quantities of SBP002.

These plans have been reviewed by both the Australian Therapeutic Goods Administration (TGA) and the United States Food and Drugs Administration (FDA). The TGA and FDA do not formally approve plans for manufacturing facilities but both agencies have reported that the plans conform to the strict requirements for pharmaceutical manufacturing. The facility will be developed in stages as required.

In addition, a world class quality system has been implemented and ISO9001:2000 status has subsequently been awarded.

Hormone Replacement Therapy

Subsequent to the end of the year, solbec sold its interest in the Joint Venture with Lawley Pharmaceuticals.

Intellectual Property

We have strengthened the Company's intellectual property portfolio with a range of studies being completed and patent applications being made.

The set of patents for SBP002 protects the intellectual property in the United States and Europe as well as a large number of other countries. The Company holds a patent, filed in 1990 (the "1990 Patent") that is general in scope and covers a broad range of glycoalkaloids, both in terms of the nature of th


Solbec
Pharmaceuticals LTD

Review of Operations continued

In addition to the 1990 Patent, the Company filed in 2000 a patent co-operation treaty ("PCT") Patent. This filing covers a more limited range of therapeutic uses of glycoalkaloids than the 1990 Patent.

The filings include the February 2002 Patent (covers the rhamnose-binding endogenous endocytic lectin ("EEL") on cancer cells and its ligand binding properties), the June 2002 Patent (covers the separation and purification of the glycoalkaloids via a new and novel manufacturing method developed by Solbec) and the July 2002 Patent covers various aspects of the 1:1 mix of glycoalkaloids.

A provisional patent lodged in November 2002 covers the application of the drug for modulating the production of Interlukin-6 and treating IL-6 related diseases.

Figures 1-3 A comparison of the toxicity of a) SBP 002, b) gemcitabine and c) docetaxol to five mesothelioma cell lines and two control cell lines. Relative cell growth was determined from the MTT assay by dividing the optical density of treated cells with those of untreated cells. The values are averages of triplicates, which were within a 10% error margin.


a)SBP 002
b)Gemcitabine
c)Docetaxol
ug/ml SBP 002
% viable cells
A549
JU77
LO68
NO36
ONE58
STY51
HT29
ng/ml Gemcitabine
ng/ml Docetaxol

Figures 4-6 Concentration compared to cell viability in mesothelioma and control cell lines treated with SBP 002, gemcitabine or doce of taxol. Relative cell growth was determined from the MTT assay by dividing the optical density of treated cells with those of untreated cells. The values are the average triplicates, which were within a 10% error margin.


pg/ml IL-6
% viable cells
arrow indicates the IL-6 concentration in the absence of drug for this experiment
a) JU77
ug/ml SBP 002
ng/ml Gemcitabine
ng/ml Docetaxol



Review of Operations continued

MINERAL PROJECTS

Jervois Project – [Solbec - 100%]

A conditional sale agreement negotiated during the year for the Jervois project has been terminated. Discussions continue with interested parties for the outright sale of this project with Solbec seeking $1M for this advanced stage base-metals exploration project.

The Company's potash projects were relinquished during the year. These included the Chandler Project (option not exercised), the Dandaragan tenements (E70/2244, relinquished) and the Yaringa tenements (EL09/1033 relinquished and ELA09/1028, ELA09/1029, ELA09/1034 withdrawn).

The Kookynie leases (M40/116, E40/52) were sold during the year and The Mt Koorong application (ELA39/600) was withdrawn.

Other projects which were advertised for sale during the period are the Blue Bar gold leases at Marble Bar and the Camperdown leases at Siberia north of Coolgardie, each of which contain small measured gold resources. Camperdown was sold subsequent to year-end to Siberia Mining Corporation. Offers to purchase the remaining Blue Bar property have not yet been accepted.




Solbec
Pharmaceuticals LTD

Schedule Of Exploration Tenements

Project	Tenements	% Interest
Blue Bar	M45/591	100
	M45/906	100
	G45/51	100
Blue Bar North	P45/2311 (MLA45/796) [A]	100
Camperdown	P24/3061 (MLA24/633) [A]	100
	P24/3062 – MLA24/634	[B]
Jervois	MCS13 – 28, MLS10, MLS16 – 17, MLS23, MLS51 – 57, MLS61 – 62 and MLS90	100
	EL10419	100

LEGEND

M	Mining Lease (Western Australia)
G	General Purpose Lease
P	Prospecting Licence
[A]	Approval Pending
[B]	Minerals other than oxide nickel
MC	Mineral Claim (Northern Territory)
ML	Mining Lease (Northern Territory)
EL	Exploration Lease



GLOSSARY OF ONCOLOGY TERMS

adenocarcinoma (AD-in-o-kar-sin-O-ma): Cancer that begins in cells that line certain internal organs and that have glandular (secretory) properties.

adjuvant therapy (AD-joo-vant): Treatment given after the primary treatment to increase the chances of a cure. Adjuvant therapy may include chemotherapy, radiation therapy, or hormone therapy.

alkaloid : A member of a large group of chemicals that are made by plants and have nitrogen in them. Some alkaloids have been shown to work against cancer.

anecdotal report : An incomplete description of the medical and treatment history of one or more patients. Anecdotal reports may be published in places other than peer-reviewed, scientific journals.

animal model : An animal with a disease either the same as or like a disease in humans. Animal models are used to study the development and progression of diseases and to test new treatments before they are given to humans. Animals with transplanted human cancers or other tissues are called xenograft models.

antibody (AN-tih-BOD-ee): A type of protein made by certain white blood cells in response to a foreign substance (antigen). Each antibody can bind to only a specific antigen. The purpose of this binding is to help destroy the antigen. Antibodies can work in several ways, depending on the nature of the antigen. Some antibodies destroy antigens directly. Others make it easier for white blood cells to destroy the antigen.

apoptosis (ap-o-TOE-sis): A normal series of events in a cell that leads to its death.

carcinosarcoma : A malignant tumor that is a mixture of carcinoma (cancer of epithelial tissue, which is skin and tissue that lines or covers the internal organs) and sarcoma (cancer of connective tissue, such as bone, cartilage, and fat).

clinical trial : A research study that tests how well new medical treatments or other interventions work in people. The study tests new methods of screening, prevention, diagnosis, or treatment of a disease.

controlled study : An experiment or clinical trial that includes a comparison (control) group.

disease-free survival : Length of time after treatment during which no cancer is found. Can be reported for an individual patient or for a study population

disease-specific survival : The percentage of subjects in a study who have survived a particular disease for a defined period of time. Usually reported as time since diagnosis or treatment. In calculating this percentage, only deaths from the disease being studied are counted. Subjects who died from some other cause are not included in the calculation.

ex-vivo : from a living organism

fibrosarcoma : A type of soft tissue sarcoma that begins in fibrous tissue, which holds bones, muscles, and other organs in place.

gastric (GAS-trik) : Having to do with the stomach

glioma (glee-O-ma): A cancer of the brain that comes from glial, or supportive, cells.

interferon (in-ter-FEER-on): A biological response modifier (a substance that can improve the body's natural response to infection and disease). Interferons interfere with the division of cancer cells and can slow tumor growth. There are several types of interferons, including interferon-alpha, -beta, and -gamma. These substances are normally produced by the body. They are also made in the laboratory for use in treating cancer and other diseases.

In-vitro : In a test tube.

In-vivo : In a living organism.

lectin : A protein of non-immune origin that binds with high specificity and high affinity to carbohydrate molecules. Lectins are able to bind to the outside of a cell and cause biochemical changes in it. Lectins are made by both animals and plants.

lymphoma (lim-FO-ma): Cancer that arises in cells of the lymphatic system.

metastasis (meh-TAS-ta-sis): The spread of cancer from one part of the body to another. Tumors formed from cells that have spread are called "secondary tumors" and contain cells that are like those in the original (primary) tumor. The plural is metastases (meh-TAS-ta-seez).

monoclonal antibody : A protein of immune system origin designed by scientists to recognise one particular protein found on the surface of some cancer cells. The monoclonal antibody recognises the protein and locks onto it (like a key in a lock). This may then trigger the body's immune system to attack the cancer cells and can sometimes cause the cells to destroy themselves.


Solbec
Pharmaceuticals LTD

Review of Operations continued

partial response : A decrease in the size of a tumor, or in the extent of cancer in the body, in response to treatment.

phase I trial : Phase I trials are the first step in testing a new treatment in humans. These studies test the best way to give a new treatment (for example, by mouth, intravenous infusion, or injection) and the best dose. The dose is usually increased a little at a time in order to find the highest dose that does not cause harmful side effects. Because little is known about the possible risks and benefits of the treatments being tested, phase I trials usually include only a small number of patients who have not been helped by other treatments.

phase I/II trial : A trial to study the safety, dosage levels, and response to a new treatment.

phase II trial : Phase II cancer trials test whether a new treatment has an anti cancer effect (for example, whether it shrinks a tumor or improves blood test results) and whether it works against a certain type of cancer.

phase III trial : Phase III trials compare the results of people taking a new treatment with the results of people taking the standard treatment (for example, which group has better survival rates or fewer side effects). In most cases, studies move into phase III trials only after a treatment seems to work in phases I and II. Phase III trials may include hundreds of people.

primary tumor : The original tumor.

prospective : In medicine, a study or clinical trial in which participants are identified and then followed forward in time.

quality of life : The overall enjoyment of life. Many clinical trials measure aspects of an individual's sense of well-being and ability to perform various tasks to assess the effects of cancer and its treatment on the quality of life.

radiation therapy (ray-dee-AY-shun): The use of high-energy radiation from x-rays, gamma rays, neutrons, and other sources to kill cancer cells and shrink tumors. Radiation may come from a machine outside the body (external-beam radiation therapy), or it may come from radioactive material placed in the body in the area near cancer cells (internal radiation therapy, implant radiation, or brachytherapy). Systemic radiation therapy uses a radioactive substance, such as a radiolabeled monoclonal antibody, that circulates throughout the body. Also called radiotherapy.

squamous cell carcinoma (SKWAY-mus-kar-sin-O-ma): Cancer that begins in squamous cells, which are thin, flat cells resembling fish scales. Squamous cells are found in the tissue that forms the surface of the skin, the lining of the hollow organs of the body, and the passages of the respiratory and digestive tracts. Also called epidermoid carcinoma.

stage I melanoma : Cancer is found in the outer layer of the skin (epidermis), the upper part of the inner layer of skin (dermis), or both but it has not spread to nearby lymph nodes. The tumor is no thicker than 1.5 millimeters.

stage IIB melanoma : Melanoma in which the tumor is more than 4 millimetres thick. It has spread through the lower part of the inner layer of skin (dermis) and into subcutaneous (under the skin) tissue, but not to nearby lymph nodes.

stage III pancreatic cancer : Cancer of the pancreas in which the cancer has spread to the lymph nodes near the pancreas. Cancer may have spread to nearby organs.

stage IV pancreatic cancer : Cancer of the pancreas in which the cancer has spread to organs near the pancreas (stage IVA) or to organs far away from the pancreas (stage IVB).



Corporate Governance Statement

This statement outlines the main Corporate Governance practices that were in place throughout the financial year, unless otherwise stated. These practices are dealt with under the following headlines:

Board of Directors, Internal Control Framework, Ethical Standards, Environmental Protection and Occupational Health, Management, Safety and Welfare, Business Risks and the Role of Shareholders.

BOARD OF DIRECTORS AND ITS COMMITTEES

The Board is responsible for the overall Corporate Governance of the Company including the strategic direction, establishing goals for management and monitoring the achievement of these goals. The Board has established a framework for the management of the Company including an overall framework of internal control, a business risk management process and the establishment of appropriate ethical standards.

COMPOSITION OF THE BOARD

The Directors of the Company in office at the date of this statement are:

Name	Position	Expertise
Anthony Kiernan	Director	Law
Michael Grant	Director	Finance
P J Alcock	Director	Geology
S J Carter	Executive Director	Pharmaceutical

NOMINATION

The composition of the Board is determined using the following principles:

The Board should comprise three Directors. This number may be increased where it is felt that additional expertise is required in specific areas, or when an outstanding candidate materialises. The Board may comprise a mix of executive and non executive directors. The Board should comprise directors with a broad range of expertise relevant to the Company's business.

The composition of the Board is reviewed on an annual basis by the Board to ensure that the Board has the appropriate mix of expertise and experience.

INTERNAL CONTROL FRAMEWORK

The Board acknowledges that it is responsible for the overall internal control framework, but recognises that no cost effective internal control system will preclude all errors and irregularities. To assist in discharging this responsibility, the board has instigated an internal control framework including regular Board meetings, financial reporting, project accounting and appropriate investment appraisal.

ETHICAL STANDARDS

It is the Company's policy that Directors and management conduct themselves with the highest ethical standards acting with integrity and objectivity aimed at enhancing the performance of the Company.

ENVIRONMENTAL PROTECTION AND MANAGEMENT

Solbec Pharmaceuticals Ltd is committed to performance of its obligations in protection of the environment in which it works.


Solbec
Pharmaceuticals LTD

OCCUPATIONAL HEALTH, SAFETY AND WELFARE

Solbec Pharmaceuticals Ltd recognises that its employees and contractors are a vital factor in the conduct of its business. The company is committed to eliminating workplace injuries by providing a safe working environment and by properly instructing its employees and contractors in health, safety and welfare issues.

BUSINESS RISK

The Board will monitor and receive advice on areas of operational and financial risk, and consider strategies for appropriate risk management arrangements.

Specific areas of risk which will be regularly considered at board meetings includes performance of activities, human resources, the environment and continuous disclosure obligations.

THE ROLE OF SHAREHOLDERS

The Board of Directors aims to ensure that the shareholders are informed of all major developments affecting the Company's state of affairs. Information is communicated to shareholders routinely by quarterly, half yearly and annual reports and interim reports as matters of significance arise at short notice.

The Board encourages full participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with the company's strategy and goals. Important issues are presented to the shareholders as single resolutions.

TRADING IN COMPANY SHARES

The Board does not place any restrictions on the Directors or staff in trading in the Company's shares, other than that no trading is to take place unless all information which is price sensitive is first released to the market. It is the Board's policy to keep the market informed at all times.

INDEPENDENT PROFESSIONAL ADVICE

Each director has the right to seek independent professional advice at the company's expense. However, prior approval of the Chair is required, which is not unreasonably withheld.

AUDIT COMMITTEE

The audit committee was formed on 16th April 2003. It consists of the Chairman, a Non Executive Director and the Company Secretary.

The main responsibilities of the audit committee are to:

- review and report to the Board on the annual report and financial statements
- provide assurance to the Board that it is receiving adequate, up to date and reliable information
- assist the Board in reviewing the effectiveness of the organisation's internal control environment covering:
    1. effectiveness and efficiency of operations
    2. reliability of financial reporting
    3. compliance with applicable laws and regulations
- coordination with the external auditors.

The committee is also charged with the responsibilities of recommending to the Board the appointment, removal and remuneration of the external auditors, reviewing the terms of their engagement and the scope and quality of the audit.

In fulfilling its responsibilities the committee receives regular reports from external auditors.

The committee has authority, within the scope of its responsibilities, to:

- seek any information it requires from any employee or external party, and
- obtain external legal or other independent professional advice.

The committee reports to the full Board after each committee meeting and relevant papers are provided to all Directors.



Directors' Report

Your Directors submit their report for the year ended 30 June 2003.

DIRECTORS

The names and details of the Directors of the Company in office during the financial year and until the date of this report are as follows:

Anthony Kiernan (Chairman Appointed 27th March 2003)

Mr Kiernan is a Solicitor and was appointed on the 27th March 2003. He has considerable experience in the administration and operation of listed public companies and practises extensively in the areas of media, resources and information technology law.

In addition to his legal practice, Mr Kiernan provides commercial and corporate advice to various entities. Mr Kiernan is Chairman of Amnet Limited and a Director of Bullion Minerals Ltd, both listed on the Australian Stock Exchange Limited.

He is also Chairman of Anglicare (WA) and a Director of the Child Health Research Foundation of WA (Inc.).

Stephen J Carter FAIM MRACI (Managing Director)

Stephen's highly accomplished career in research and development has included senior management positions in which he has successfully taken a number of products to global markets. As Research and Development Manager at Delta West Pty Ltd, his achievements included the commercialisation of a number of drug therapies, during which he acquired particular experience dealing with regulatory bodies including the TGA in Australia and FDA in U.S.A., as well as other national regulatory bodies.

Stephen has been Operations Director and a General Manager at Pharmacia Australia (previously Upjohn Australia previously Delta West Pty Ltd), as well as General Manager and Chief Executive Officer of a successful electronics engineering company. He holds a Bachelor of Science in Chemistry from Murdoch University and has been involved in chemical research work at Murdoch University School of Veterinary Science, Biochemistry Division, as well as carrying out other research projects at Murdoch University School of Chemistry. He is a Fellow of the Australian Institute of Management and has had extensive experience in managing the successful growth of research-driven companies.

Michael Grant (Appointed 27th March 2003)

Mr Grant has a masters degree from UWA and sixteen years experience in the securities industry. Over this period he has worked in the UK, USA and Australian markets in both the mutual fund sector and private client advisory roles. He has wide experience within the broking industry at both domestic and international levels. In recent times he has been a senior advisor with Merrill Lynch Australia and is currently a senior client advisor with Bell Potter Securities.

His early background in medical sciences and long experience in the financial markets brings a valuable and balanced contribution to the board of Solbec.

Michael Ruane PhD MRACI (Resigned 27th March 2003)

Mr Ruane holds BSc and PhD qualifications in Chemistry from the University of Western Australia, he has over 27 years experience as a technical consultant in the chemical and metallurgical industries. He has held significant equity interests in a number of successful gold mining product operations and has extensive experience in management of exploration and mine development activities.

Peter J Alcock BSc Hons (Geology), M Aus IMM (Exploration Manager)

Mr Alcock is an exploration geologist with extensive experience throughout Australia working with gold, base metals and coal from exploration to feasibility. He was employed by the Bureau of Mineral Resources (3 years) before joining Placer Exploration (7 years) reaching a senior exploration management role in Queensland. Subsequently he travelled widely overseas studying mining operations and mineral deposits in Japan, Europe and North America before returning to WA working independently as a consultant.



INTERESTS IN THE SHARES AND OPTIONS OF THE COMPANY

As at the date of this report the interests of the directors in the shares and options of the company were:-

Director	Ordinary Shares		Options Over Ordinary Shares	
	Direct Interest	Indirect Interest	Direct Interest	Indirect Interest
Anthony Kiernan	75,000	-	-	-
Michael Grant	214,339	150,000	-	-
Peter J Alcock	250,000	-	-	-
Stephen J Carter	-	1,102,058	-	1,500,000

INTERESTS IN CONTRACTS WITH THE COMPANY

Stephen J Carter is a Director of Pearlcove Investments Pty Ltd a company that has provided management services under normal commercial conditions as set out in Note 19.

CORPORATE INFORMATION

Solbec Pharmaceuticals Ltd is a Company limited by shares that is incorporated and domiciled in Australia. At the end of the financial year the Company had seven full time employees (2002: seven full time employees).

PRINCIPAL ACTIVITY

The principal activity of the Company during the year was pharmaceutical research. During the previous year, the company also participated in mineral exploration.

RESULTS OF OPERATIONS

The loss after income tax for the financial year was $2,522,127 (2002: loss $994,518).

DIVIDENDS

No dividend was paid during the financial year and the Directors do not recommend payment of a dividend.

REVIEW OF OPERATIONS

Detailed comments on operations are included separately in this annual report under the Chairman's Report and Review of Operations.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

There were no significant changes in the state of affairs of the company that occurred during the financial year under review not otherwise disclosed in this report or the accounts.

SIGNIFICANT EVENTS AFTER THE BALANCE DATE

Refer to Note 24 for details of significant events occurring after balance date.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

These are discussed in the Chairman's Report.



Directors' Report continued

DIRECTORS AND SENIOR EXECUTIVES EMOLUMENTS

Details of the nature and amount of each element of emolument of each Director of the Company for the financial year are as follows:

Name	Consulting Fees Related Parties $	Directors Fee $	Superannuation $	Options	Salary $	Total
M Ruane (Resigned 27/03/03)	49,000	7,501	675	-	-	57,176
P J Alcock	2,625	11,199	1,008	-	-	14,832
S J Carter (Executive Director)	10,687	6,553	590	27,000	23,835	168,665
A Kiernan (Appointed 27/03/03)	5,320	6,881	619	-	-	12,820
M Grant (Appointed 27/03/03)	-	5,574	551	-	-	6,125

The company has no formal policy regarding the provision of Directors' emoluments. The elements of emoluments have been determined on the basis of cost to the company.

Mr Carter was also issued with 1,500,000 options in November 2002. The options are not tradeable and are exercisable by the payment of 15 cents on or before 31st December 2004. The options were valued at 1.8 cents each using the Black and Scholes method of valuation.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

The company has not, during or since the financial period, in respect of any person who is or has been a director or officer of the company:

Indemnified or made any relevant agreement for indemnifying against a liability incurred as an officer, including costs and expenses in successfully defending legal proceedings;

or paid or agreed to pay a premium in respect of a contract insuring against a liability incurred as an officer for the costs or expenses to defend legal proceedings.

SHARE OPTIONS

Unissued Shares

At the date of this report, there were 3,000,000 unissued ordinary shares under options as follows:

3,000,000 options to take up one ordinary share in Solbec Pharmaceuticals Ltd at an issue price of 15 cents. The options expire on 31 December 2004. The option holders do not have any right, by virtue of the option to participate in any share issue of the Company or any related body corporate or in the interest issue of any other registered scheme.

Shares Issued As A Result Of The Exercise Of Options

During or since the end of the financial year no options were exercised.

Options Lapsed During The Period

156,264,990 options to take up 1 ordinary share in the Company at an issue price of 20 cents lapsed during the financial year.


Solbec
Pharmaceuticals LTD

Directors' Report continued

DIRECTORS MEETINGS

The number of meetings of directors (including meetings of committees of directors) held during the year and the number of meetings attended by each director were as follows:

	Directors' Meetings		Audit Committee	
	Number eligible to attend	Meetings Attended	Number eligible Attended	Meetings to attend
Dr Michael Ruane (Resigned 27/03/03)	2	2	-	-
Peter J Alcock	5	5	-	-
Stephen J Carter	5	5	-	-
Anthony Kiernan (Appointed 27/03/03)	3	3	1	1
Michael Grant (Appointed 27/03/03)	3	3	1	1

AUDIT COMMITTEE

The audit committee was formed on the 16th April 2003. It is comprised of the Chairman of the Board, a non Executive Director and the Company Secretary.

CORPORATE GOVERNANCE

In recognising the need for the highest standards of corporate behaviour and accountability, the directors of Solbec Pharmaceuticals Ltd support and have adhered to the principles of corporate governance. The company's corporate governance statement is contained in the additional corporate governance section of this annual report.

ENVIRONMENTAL REGULATION AND PERFORMANCE

The company's operations are subject to environmental regulation under the laws of the Commonwealth and of the State. All of the company's tenements are granted under the Western Australian Mining Act 1978, with specific conditions relating to rehabilitation.

In the case of Approved Notices of Intent to Mine, bonds are held by the Company's bank which may be released to the company when Department of Minerals and Energy is satisfied that conditions imposed on those licences have been met.

Notices of Intent to Mine incorporate environmental conditions, including those related to noise, dust, water run off, rare and endangered flora and fauna, sites of historical and aboriginal significance as well as rehabilitation criteria.

The directors advise that during the year ended 30 June 2003, no claim has been made by any competent authority that any environmental issues condition of licence or notice of intent have been breached, or any bond forfeited.

Signed at Perth this 26th day of September 2003 in accordance with a resolution of the directors.

Anthony Kiernan - Chairman

Stephen Carter – Managing Director

Signed at Perth the 26th September 2003


Independent Audit Report To The Members of
Solbec Pharmaceuticals Ltd


ERNST & YOUNG

• Central Park
152 St George Terrace
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

• Tel 61 8 9429 2222
Fax 61 8 9429 2436

Independent audit report to members of Solbec Pharmaceuticals Limited

Scope

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Solbec Pharmaceuticals Limited ("the company") for the year ended 30 June 2003.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors



Directors Declaration

Directors Declaration

In accordance with a resolution of the Directors of Solbec Pharmaceuticals Ltd, we state that:

In the opinion of the Directors:

(a) the financial statements and notes of the Company are in accordance with the Corporations Act 2001, including:

i) giving a true and fair view of the Company's financial position as at 30 June 2003 and of the performance for the year ended on that date; and

ii) complying with Accounting Standards and the Corporations Regulations 2001; and other mandatory professional reporting requirements.

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Directors.

Anthony Kiernan – Chairman

Stephen Carter – Managing Director

Signed at Perth the 26th Day of September 2003


Solbec
Pharmaceuticals LTD

Statement Of Financial Performance

For The Year Ended 30 June 2003

	Note	2003 $	2002 $
Revenue From Ordinary Activities	2(a)	1,285,197	2,032,752
Exploration and evaluation expenditure		(383,873)	(92,557)
Research and development expenditure		(1,328,665)	(1,011,002)
Write down of tenement values		(740,443)	(69,492)
Share of loss of associate accounted for using the equity method	9	(149,370)	(86,094)
Other expenses from ordinary activities	2 (b)	(1,524,413)	(1,768,125)
Loss From Ordinary Activities Before Income Tax		(2,841,567)	(994,518)
Income Tax Benefit Relating To Ordinary Activities	3	319,440	-
Loss From Ordinary Activities After Income Tax Attributable To Members Of Solbec Pharmaceuticals Ltd	15(b)	(2,522,127)	(994,518)
Total revenues, expenses and valuation adjustments attributable to members of Solbec Pharmaceuticals Ltd recognised directly in equity		-	
Total changes in equity other than those resulting from transactions with owners as owners		(2,522,127)	(994,518)
Basic earnings/(loss) per share – cents per share	22	(1.6)	(0.6)
Diluted earnings/(loss) per share – cents per share	22	(1.6)	(0.6)



Statement Of Financial Position

As At 30 June 2003

	Note	2003 $	2002 $
CURRENT ASSETS			
Cash assets	20(a)	1,914,265	2,515,402
Receivables	4	102,055	37,994
Total Current Assets		**2,016,320**	**2,553,396**
NON-CURRENT ASSETS			
Inventories	5	25,000	25,000
Plant and equipment	6	170,592	140,415
Other financial assets	8	450,212	1,343,250
Land and improvements	7	254,654	-
Intangible assets	13	58,555	34,585
Mineral exploration and evaluation expenditure	10	500,000	1,705,252
Total Non-Current Assets		1,459,013	3,248,502
Total Assets		**3,475,333**	**5,801,898**
CURRENT LIABILITIES			
Payables	11	495,350	299,471
Provisions	12	15,716	16,033
Total Current Liabilities		511,066	315,504
Total Liabilities		511,066	315,504
Net Assets		**2,964,267**	**5,486,394**
EQUITY			
Contributed equity	14	16,045,940	16,045,940
Reserves	15	1,724,324	1,724,324
		17,770,264	17,770,264
Accumulated Losses		(14,805,997)	(12,283,870)
Total Equity		**2,964,267**	**5,486,394**


Solbec
Pharmaceuticals LTD

Statement Of Cash Flows

For The Year Ended 30 June 2003

	Note	2003 $	2002 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from operations		211,908	103,897
Payments to suppliers and employees		(614,840)	(330,632)
Payments for mineral exploration		(116,107)	(109,928)
Borrowing costs paid		(298)	-
Payments relating to research projects		(962,192)	(1,011,022)
Income Tax refunds		319,440	-
Interest received		75,793	149,483
Net Cash Used In Operating Activities	20(b)	**(1,086,296)**	**(1,198,202)**
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for plant and equipment		(55,223)	(120,477)
Proceeds from sale of plant and equipment		33,701	4,545
Proceeds from investments		1,098,421	1,772,686
Payments for exploration security deposits		(1,354)	(37,214)
Payments for investments		(304,682)	(1,696,048)
Proceeds from sale of exploration tenements		4,000	-
Payments for exploration tenements		-	(1,512)
Payment for Baldivis Property		(254,654)	-
Payments for intangible assets		(35,050)	(34,586)
Net Cash Provided By/(Used In) Investing Activities		**485,159**	**(112,606)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from shares issued		-	-
Share issue expenses		-	-
Proceeds from options issues		-	-
Net Cash Provided By Financing Activities		**-**	**-**
Net increase (decrease) in cash held		(601,137)	(1,310,808)
Cash held at the beginning of the financial year		2,515,402	3,826,210
Cash Held At The End Of The Financial Year	20(a)	**1,914,265**	**2,515,402**



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1a. Basis Of Presentation

This is a general purpose financial report of the Company that has been drawn up in accordance with applicable accounting standards and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) and the Corporations Act 2001. The financial statements have been prepared on the basis of historical costs.

The carrying amounts of all non-current assets are reviewed at least annually to determine whether they are in excess of their recoverable amount. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower value. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value.

The accounting policies adopted are consistent with those of the previous year except for the accounting policy with respect to employee benefits.

The company has adopted the revised Accounting Standard AASB 1028 "Employee Benefit", which has resulted in a change in the accounting policy for the measurement of employee benefit liabilities. Previously the company measured the provision for employee benefits based on remuneration rates at the date of recognition of the liability. In accordance with the requirements of the revised Standard, the provision for employee benefits is now measured based on the remuneration rates expected to be paid when the liability is settled. As the impact of this change is immaterial to the company, no adjustment has been made against accumulated losses.

1b. Mineral Exploration Expenditure

Costs incurred during exploration and evaluation are accumulated. Exploration and evaluation costs shown in the statement of financial position represent an accumulation of net direct exploration and evaluation costs incurred by the company in relation to the acquisition of areas of interest for which rights of tenure are current and expected to be maintained and in respect of which:

i) such costs are expected to be recouped through successful development and exploitation of the area or through its sale; and

ii) exploration and/or evaluation activities in the areas have not yet reached a stage which permits an assessment of the existence or otherwise of economically recoverable reserves.

The directors regularly review the capitalised exploration costs including acquisition costs and where appropriate areas of interest are written down to their recoverable amount. In addition to this a further provision have been made to reflect the current market conditions.

The ultimate recoupment of costs related to the areas of interest in the exploration and evaluation phase is dependent on the successful and commercial exploitation of the relevant areas.

1c. Depreciation Of Plant And Equipment

Plant and equipment is brought to account at cost and is depreciated on a diminishing value basis so as to write off the net cost of fixed assets over the periods of their expected useful lives. The rates of depreciation are between 18-30% per year (2002: 18-30% per year).

1d. Contributed Equity

Ordinary share capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of the ordinary shares are recognised directly in equity as a reduction of the share proceeds received.


Solbec
Pharmaceuticals LTD

Notes To, And Forming Part Of, The Financial Statements

For The Year Ended 30 June 2003 (continued)

1e. Income Tax

Tax effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent that timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an assets unless the benefit is vitally certain of being realised.

1f. Trade Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectable debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

1g. Earnings Per Share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

1h. Inventories

The stock pile of ore has been valued by the directors and was calculated as the net realisable value at balance date.

1i. Investments

Investments in other listed companies are carried at the lower of cost and recoverable amount, being a directors valuation based on market values at the time of valuation. Dividends are recognised when declared by the investee.

1j. Trade Payables

Liabilities are recognised for amounts to be paid in the future, for goods and services received, whether or not billed to the company. Trade accounts are normally settled in 60 days.



1k. Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific criteria must also be met before revenue is recognised:

a) Interest received / Investment disposal proceeds
Control or a right to receive consideration for the provision of, or investment in, assets has been attained.

b) Administration fees
Revenue is only recognised to the extent that costs have been incurred.

c) Sale of goods
Control of goods has passed.

1l. Cash And Cash Equivalents

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days, net of outstanding bank overdrafts. Interest is charged as an expense as it accrues.

1m. Research And Development Costs

Research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs. Where research and development costs are deferred such costs are amortised over future periods on a basis related to expected future benefits. Unamortised costs are reviewed at each balance date to determine the amount (if any) that is no longer recoverable and any amount identified is written off.

1n. Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures as a result of the first-time application of revised Accounting Standard AASB 1005 "Segment Reporting".

1o. Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Finance leases

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership, are classified as finance leases. Finance leases are capitalised, recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Leased assets are depreciated on a straight line basis over their estimated useful lives where it is likely that the economic entity will obtain ownership of the asset or over the term of the lease. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

1p. Investments in Associates

Investments in associate companies are recognised in the financial statements by applying the equity method of accounting, and are carried at the lower of the equity accounted amount and recoverable amount in the consolidated financial report.



Notes To, And Forming Part Of, The Financial Statements

For The Year Ended 30 June 2003 (continued)

1q. Intangibles

Patents and Trademarks are valued in the accounts at cost of acquisition and are amortised over the period in which their benefits are expected to be realised.

1r. Employee Benefits

Provisions is made for the company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Other employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Contributions are made by the economic entity to employee superannuation funds and are charged as expenses when incurred.

1s. Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST.

1t. Government Grants

Government Grants are recognised in the accounts when they are received. Any amount received which is applicable to another accounting period is carried forward as a prepayment.



	Note	2003 $	2002 $
2. REVENUE AND EXPENSES FROM ORDINARY ACTIVITIES			
2a. Revenue From Ordinary Activities			
Sub-rental income		42,534	61,408
Interest received		75,453	150,303
Product sales		6,720	-
Proceeds from disposal of investments		1,098,421	1,772,686
Proceeds from disposal of tenements		4,000	-
Underwriting fees		-	43,810
Government Grants		24,368	-
Proceeds from disposal of plant and equipment		33,701	4,545
		1,285,197	**2,032,752**
2b. Other Expenses From Ordinary Activities			
Provision For Diminution In Value Of Investments		98,654	275,949
Written Down Value Of Disposed Non Current Assets		968,728	916,741
Corporate Administration Costs			
ASX fees		18,177	21,479
Depreciation of plant		18,549	13,783
Other administration expenses		161,950	291,547
Salaries and wages		53,434	45,140
Share registry expenses		20,759	50,170
Acquitted grant expenditure		24,368	-
Rent		35,155	59,674
Legal expenses		52,190	27,852
Consulting fees		52,930	65,790
Amortisation of intangibles		19,519	-
Total Administration Costs		457,031	575,435
Total Other Expenses From Ordinary Activities		**1,524,413**	**1,768,125**
2c. Gains/Losses			
Gain/(loss) on disposal of investments		147,702	857,030
Gain/(loss) on disposal of tenements		(7,512)	
Gain/(loss) on disposal of plant and equipment		27,205	3,460
Total Gain On Disposal On Non Current Assets		**167,395**	**860,490**



Notes To, And Forming Part Of, The Financial Statements

For The Year Ended 30 June 2003 (continued)

	Note	2003 $	2002 $
3. INCOME TAX			
No income tax is payable by the company as it incurred a loss for the year for income tax purposes.			
Prima facie tax benefit on operating loss at 30% (2002: 30%)		(852,470)	(298,355)
Tax Effect Of Permanent Differences at 30% (2002: 30%)			
Tax refund for Research & Development		(319,440)	-
Diminution in value of investment accounted for under equity method		44,811	25,829
Future income tax benefit not brought to account		807,659	272,526
Income Tax Expense Attributable To Loss From Ordinary Activities		**(319,440)**	**-**

The company has no residual deductible exploration and research expenditure (2002: $353,297) and losses for income tax and capital gains tax purposes unrecouped at balance date of approximately $7,642,132 (2002: $7,636,586) (subject to confirmation by the Commissioner of Taxation). The aggregate future income tax benefit of $2,292,640 (2002: $2,290,976) has not been carried forward as an asset in the statement of financial position as realisation of the benefit is not regarded as virtually certain and will only be obtained if:

(a) the company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the exploration expenditure and tax losses to be realised;

(b) the company continues to comply with the conditions for deductibility imposed by the law; and

(c) no changes in tax legislation adversely affect the company in realising the benefit from the tax losses.

	2003 $	2002 $
4. CURRENT ASSETS - RECEIVABLES		
Receivables	55,914	34,961
Prepayments	43,448	-
Accrued interest	2,693	3,033
	102,055	**37,994**



	Note	2003 $	2002 $
5. NON-CURRENT ASSETS - INVENTORIES			
Ore Stockpile On Hand			
At net realisable value		25,000	25,000
		25,000	**25,000**
6. NON-CURRENT ASSETS – PLANT AND EQUIPMENT			
Plant And Equipment			
Cost		201,855	225,477
Accumulated depreciation		(31,263)	(85,062)
		170,592	**140,415**
Reconciliation			
Carrying amount at the beginning of the year 140,415 34,806			
Additions		55,223	120,477
Disposals		(6,497)	(1,085)
Depreciation		(18,549)	(13,783)
Carrying Amount At End Of Year		170,592	140,415
7. NON-CURRENT ASSETS – LAND AND IMPROVEMENTS			
Land and Improvements		254,654	-
		254,654	-
			-
Reconciliation			
Carrying amount at the beginning of the year		-	-
Additions		254,654	-
Carrying amount at End of Year		254,654	-
8. OTHER FINANCIAL ASSETS (NON CURRENT)			
Shares Listed On Prescribed Stock Exchange			
Cost		471,593	1,422,842
Provision for diminution on cost of shares		(59,948)	(116,806)
Security deposits		38,567	37,214
		450,212	1,343,250
At 30 June The Market Value Of Investments Were		**452,919**	**1,516,037**

Notes To, And Forming Part Of, The Financial Statements

For The Year Ended 30 June 2003 (continued)

9. ASSOCIATED COMPANIES

Interests held in the following associated company

Name	Principal Activities	Ownership Interest	Ownership Interest 2002	Carrying Amount of Investment	Carrying Amount of Investment
Lawley Pharmaceuticals Ltd	Pharmaceuticals	48.99	31.2%	-	-

Voting rights - At 30 June 2003, Solbec held 46.2% of the voting rights of Lawley Pharmaceuticals Limited.

	2003 $	2002 $
Balance at beginning of the financial year	-	-
Reclassification of investment in an associate	-	238,759
New investments during the year	432,601	275,932
Share of associated companies loss from ordinary activities and extraordinary items after income tax	(149,370)	(86,094)
Provision for diminution in value of investment	(283,231)	(428,597)
Balance at end of financial year	-	-

9a. Retained Earnings Attributable To Associate

	2003	2002
Share of associate's loss from ordinary activities before income tax expense	149,370	107,030
Share of associate's income tax expense	-	-
Share of associate's loss from ordinary activities after income tax	149,370	107,030
Share of retained profits at beginning of the financial year	252,155	145,125
Share of accumulated losses at the end of the financial year	401,525	252,155

9b. Share of Associates Assets and Liabilities

	2003	2002
Assets	2,765	1,765
Liabilities	-	39,593
Share of Net Assets (Liabilites) at end of the financial year	**2,765**	**(37,828)**



	Note	2003 $	2002 $
10. DEFERRED MINERAL EXPLORATION AND EVALUATION EXPENDITURE			
Mineral Exploration Expenditure			
Areas of interest which are in the exploration and evaluation stage		1,240,443	1,774,744
		500,000	**1,705,252**
Reconciliation			
Carrying amount at the beginning of the year		1,705,252	1,765,710
Additions		-	9,034
Disposals		(4,000)	-
Write down to recoverable amount		(1,201,252)	(69,492)
Carrying Amount At End Of Year		500,000	1,705,252

The ultimate recoupment of costs carried forward for exploration and evaluation is dependent on the successful development and commercial exploitation or sale of the respective mining areas. Amortisation of the costs carried forward is not being charged pending the commencement of production.

		2003 $	2002 $
11. PAYABLES			
Trade creditors and accruals		495,350	299,471
		495,350	299,471
12. PROVISIONS			
Provision for annual leave		15,716	16,033
		15,716	16,033

Options Issued To Employees

During the year ended 30 June 2003, the company issued 3,000,000 options exercisable at 15 cents per option on or before 31st December 2004, to the Managing Director and three key employees. These options were approved by shareholders at the Annual General Meeting. The options, issued for nil consideration, are issued for a term of two years, and are exercisable beginning on 27 November 2002. The options cannot be transferred and will not be quoted on the ASX. These options were issued to four employees.

Grant date	27 November 2002
Vesting date	27 November 2002
Expiry date	31 December 2004
Weighted average exercise price	0.15



Notes To, And Forming Part Of, The Financial Statements

For The Year Ended 30 June 2003 (continued)

	Note	2003 $	2002 $
13. INTANGIBLE ASSETS			
Curacel license		23,547	31,396
Glycoalkaloid patent		35,008	3,189
		58,555	**34,585**
Reconciliation			
Carrying amount at the beginning of the year		34,585	31,396
Additions		43,489	3,189
Amortisation		(19,519)	-
Carrying Amount At End of the Year		**58,555**	**34,585**
14. CONTRIBUTED EQUITY			
Issued Capital			
159,269,780 (2002 : 159,269,780) ordinary fully paid shares		16,045,940	16,045,940
		16,045,940	16,045,940

14a. Terms And Condition Of Contributed Equity

Ordinary Shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

14b. Options

During the year ended 30th June 2003 the company issued 3,000,000 options exercisable at 15 cents per option on or before 31st December 2004, which are outstanding at the year end. All other options lapsed during the year.

Movement in Options	2003	2002
Balance at beginning of year	156,264,990	159,264,990
Granted to the Managing Director and key employees at the Annual General Meeting in November 2002	3,000,000	-
Lapsed	(156,264,990)	(3,000,000)
Exercised	-	-
Balance At End Of Year	**3,000,000**	**156,264,990**



	Note	2003 $	2002 $
15. RESERVES AND ACCUMULATED LOSSES			
Option premium reserve	15(a)	-	1,180,822
Lapsed option premium reserve		1,724,324	543,502
Total Reserves		1,724,324	1,724,324
Accumulated Losses	15(b)	(14,805,997)	(12,283,870)
Total Reserve And Accumulated Losses		**(13,081,673)**	**(10,559,546)**

The lapsed option premium reserve consists of a premium on options issued in the past and which lapsed.

15a. Option Premium Reserve			
Balance at beginning of the financial year		1,180,822	1,180,822
Transferred to lapsed option premium reserve		1,180,822	-
Balance At End Of The Financial Year		**-**	**1,180,822**

15b. Accumulated Losses			
Balance at beginning of the year		(12,283,870)	(11,289,352)
Net loss		(2,522,127)	(994,518)
Balance At End Of Year		**(14,805,997)**	**(12,283,870)**

16. SEGMENT INFORMATION

Primary Segment – Business Segment

The principal activity of the company was pharmaceutical research and mineral exploration.

Mining

		2003 $	2002 $
Operating Revenue			
Other Revenue		33,701	4,545
Total Revenue		**33,701**	**4,545**
Segment Result		(1,090,615)	(169,647)
Segment Assets		538,568	1,715,086
Segment Liabilities		-	-
Total amount recognised during the year for the acquisition of segment assets that are expected to be used during more than one year		-	109,928
Total amount of expenses included in segment result for depreciation and amortisation of segment assets		470	2,294





Notes To, And Forming Part Of, The Financial Statements

For The Year Ended 30 June 2003 (continued)

	2003 $	2002 $
16. SEGMENT INFORMATION continued		
Non-cash expenses included in segment expenses, other than depreciation and amortisation	740,443	162,049
Pharmaceuticals		
Operating Revenue		
Other Revenue	31,088	-
Total Revenue	**31,088**	**-**
Segment Result	(978,137)	(1,116,060)
Segment Assets	583,165	34,586
Segment Liabilities	511,066	315,504
Total amount recognised during the year for the acquisition of segment assets that are expected to be used during more than one year	353,367	432,297
Total amount of expenses included in segment result for depreciation and amortisation of segment assets	8,148	9,182
Share of associates loss	149,370	86,094
Carrying value of investments in associates	Nil	Nil
Non-cash expenses included in segment expenses, other than depreciation and amortisation	432,600	428,597
Unallocated (Corporate)		
Operating Revenue		
Interest	75,453	150,303
Other Revenue	1,140,955	1,877,904
Total Revenue	**1,216,408**	**2,028,207**
Segment Result	(453,375)	291,189
Segment Assets	2,353,600	4,052,226
Segment Liabilities		-
Total amount recognised during the year for the acquisition of segment assets that are expected to be used during more than one year	-	1,430,557
Total amount of expenses included in segment result for depreciation and amortisation of segment assets	9,931	2,307
Non-cash expenses included in segment expenses, other than depreciation and amortisation	(333,946)	(152,648)



	2003 $	2002 $
16. SEGMENT INFORMATION continued		
Consolidated		
Operating Revenue	75,453	150,303
Other Revenue	1,205,744	1,882,449
Total Revenue	**1,281,197**	**2,032,752**
Segment Result	(2,522,127)	(994,518)
Segment Assets	3,475,333	5,801,898
Segment Liabilities	511,066	315,504
Total amount recognised during the year for the acquisition of segment assets that are expected to be used during more than one year	353,367	1,972,782
Total amount of expenses included in segment result for depreciation and amortisation of segment assets	38,068	13,783
Share of associates loss	149,370	86,094
Carrying value of investments in associates	Nil	Nil
Non-cash expenses included in segment expenses, other than depreciation and amortisation	839,097	437,998

The basis of inter-segment sales and transfers is current market price.

Secondary Segment – Geographical Segment

The Company operated for the entire financial year within the one geographical segment being Australia.



Notes To, And Forming Part Of, The Financial Statements

For The Year Ended 30 June 2003 (continued)

	2003 $	2002 $
17. EXPENDITURE COMMITMENTS		

17a. Exploration

The company is in the process of relinquishing all of its exploration tenements and will only incur costs as required to maintain the tenements which are expected to be minimal.

	2003	2002
The minimum level of exploration commitments:		
- not later than one year is	5,000	50,000
- later than one year and not later than five years	-	-
- later than five years	-	-

17b. Company Premises

The company entered into a lease contract for the premises it occupies at Unit 1, 298 Selby Street, Osborne Park on 1st December 2001.
The lease is for 36 months.

	2003	2002
Commitments payable		
Not later than 1 year	56,184	56,184
Later than 1 year but not later than 5 years	37,472	94,286

17c. Capital Expenditure Commitments

There were no capital expenditure commitments at balance date.

18. REMUNERATION OF AUDITOR

	2003	2002
Amounts received, or due and receivable by the auditor for:		
Audit or review of the financial statements	21,000	21,900
Other	-	-
	21,000	21,900

	2003 $	2002 $

19. RELATED PARTY INFORMATION

19a. Names Of Directors

The persons holding positions as directors of the company during the financial year were:

M Ruane (Resigned 27/03/03)

S Carter

P J Alcock

A Kiernan (Appointed 27/03/03)

M Grant (Appointed 27/03/03)

19b. Directors' Remuneration

	2003 $	2002 $
Income paid or payable, or otherwise made available in respect of the financial year, to all directors of Solbec Pharmaceuticals Ltd, directly or indirectly, from Solbec Pharmaceuticals Ltd or any related party:	259,618	224,203
	259,618	224,203
Number of directors whose remuneration (including superannuation contributions) was within the following bands:		
$0 - $9,999	2	-
$10,000 - $19,999	1	1
$40,000 - $49,999	-	-
$50,000 - $59,999	1	
$70,000 - $79,999	-	1
$80,000 - $89,999		-
$140,000 - $149,999	1	1

19c. Executives' Remuneration

	2003 $	2002 $
Remuneration received or due and receivable by executive officers of the company whose remuneration is $100,000 or more, from the company or any related party, in connection with the management of the affairs of the company or any of its subsidiaries, whether as an executive officer or otherwise.	168,665	-
The number of executives of the company whose remuneration falls within the following bands $160,000 - $169,000	1	-

19d. Directors' Interests

Director	Ordinary Shares		Options Over Ordinary Shares	
	Direct Interest	Indirect Interest	Direct Interest	Indirect Interest
Peter J Alcock	250,000	-	-	
Stephen J Carter	-	1,102,058	-	1,500,000
Anthony Kiernan	75,000	-	-	-
Michael Grant	214,339	150,000	-	-

Notes To, And Forming Part Of, The Financial Statements

For The Year Ended 30 June 2003 (continued)

	2003 $	2002 $

19e. Transactions With Director Related Entities

Management Fees of $110,687 (2002: $134,153) and reimbursement of out of pocket expenses of $40,066 (2002: $30,379) were paid to Pearlcove Pty Ltd a company in which one of the Directors, Stephen Carter is a Director. The services were provided on arms length terms. Mr Carter was also issued with 1,500,000 options valued at $27,000.

During the year ended 30 June 2003, these options have been valued using Black & Scholes method of valuation and included in Directors remuneration.

Metallurgical and Administration Consultancy Fees of $49,000 (2002: $59,500) and reimbursement of out of pocket expenses of $5,035 (2002: $2,184) were paid to Tyson Resources Pty Ltd a company in which one of the Directors, Michael Ruane is a Director. The services were provided on arms lengths terms.

Geological consultancy fees of $2,625 (2002: $3,550) were paid to Petara Exploration Pty Ltd in which one of the Directors Peter Alcock is a Director. The services were provided on arms length terms.

Payments to the Director related entities are included in Directors remuneration within the Directors' Report.

19f. Other Related Party Transactions

The Company has entered into an Agreement to Lease premises from Stirling Consolidated Pty Ltd for a period of five years on normal commercial terms and conditions. The annual rental is $23,017. Dr M Ruane has a (minority) beneficial interest in Stirling Consolidated Pty Ltd.

Lease expenditure commitments

	2003 $	2002 $
Operating leases (non-cancellable)		
Minimum lease payments		
- not later than one year	23,017	23,017
- not later than one year and not later than five years	57,543	80,560
Aggregate lease expenditure contracted for at balance date	**80,560**	**103,577**

20. NOTES TO THE STATEMENT OF CASH FLOWS

20a. Reconciliation Of Cash

Cash as at the end of the financial year as shown in the Statement of Cash Flows is reconciled to the related items in the balance sheet as follows:

	2003 $	2002 $
Cash at bank	242,706	106,854
Cash on hand	100	100
Term deposits	1,671,459	2,408,448
	1,914,265	**2,515,402**



	2003 $	2002 $
20b. Reconciliation Of Net Loss After Income Tax To Net Cash Used In Operating Activities		
Operating loss after income tax	(2,522,127)	(994,518)
Exploration and tenement costs written off	383,873	69,492
Tenement values written off	740,443	-
Gain on disposal of non-current assets	(27,205)	(3,460)
(Gain)/loss on disposal of investments	(147,702)	(857,030)
Loss on Disposal of Tenements	7,512	-
Provision for diminution in value of non current assets	98,654	275,949
Share of loss of investment accounted for under equity method	149,370	86,094
Depreciation	18,549	13,783
Amortisation of intangibles	19,518	-
Movement in Assets and Liabilities		
Receivables	(20,953)	11,590
Accrued interest	340	-
Prepayments	(43,448)	-
Trade creditors and accruals	257,197	183,865
Provisions	(317)	16,033
Net Cash Used In Operating Activities	**(1,086,296)**	**(1,198,202)**

20c. Non-Cash Investing And Financing Activities - Nil

At balance date, the following financing facilities had been negotiated and were available:

Total Facilities

Bank overdraft – Nil

Bank loans – Nil

Notes To, And Forming Part Of, The Financial Statements

For The Year Ended 30 June 2003 (continued)

21. FINANCIAL INSTRUMENTS

The company's accounting policies, including the terms and conditions of each class of financial liability and equity instrument, both recognized and unrecognised at the balance date, are as follows.

Short Term Deposits

Short term deposits are stated at nominal values. Interest is recognised in the statement of financial performance when earned.

Listed Shares

Listed shares are carried at the lower of cost or recoverable amount. Dividend income is recognised when the dividends are declared by the investee.

Trade Payables And Accruals

Liabilities are recognized for amounts to be paid in the future for goods and services received, whether or not billed to the Company. Trade liabilities are normally settled on 60 day terms.

Trade Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectable debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

21a. Interest Rate Risk

The company's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market, interest rates and the effective weighted average interest rates on this financial assets, is as follows:

2003	Weighted Average Effective Interest	Floating Interest	Non-Interest Bearing	Total
	%	$	$	$
Financial Assets				
Interest bearing deposits	4.60	1,671,459	-	1,671,459
Trade receivables		-	102,055	102,055
Cash at bank	1.5	-	242,806	242,806
Investments		-	450,212	450,212
Total Financial Assets		1,671,459	795,073	2,466,532
Financial Liabilities				
Trade payables		-	495,350	495,350
Total Financial Liabilities		-	495,350	495,350
Net Financial Assets		1,671,459	299,723	1,971,182



2002	Weighted Average Effective Interest %	Floating Interest $	Non-Interest Bearing $	Total $
Financial Assets				
Interest Bearing Deposits	4.71	2,408,448	-	2,408,448
Trade Receivables		-	37,994	37,994
Cash at Bank and on hand	1.5%	106,854	100	106,954
Investments		-	1,306,036	1,306,036
Total Financial Assets		2,515,302	1,344,130	3,859,432
Financial Liabilities				
Trade Payables and provisions		-	315,504	315,504
Total Financial Liabilities		-	315,504	315,504
Net Financial Assets		2,515,302	1,028,626	3,543,928

21b. Credit Risk

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date, to recognised financial assets is the carrying amount, net of any provisions for doubtful debts, as disclosed in the statement of financial position and notes to the financial statements.

The economic entity does not have any material risk exposure to any single debtor or group of debtors, under financial instruments entered into by it.

21c. Net fair values

Methods and assumptions used in determining net fair value.

For assets and other liabilities, the net fair value approximates their carrying value. No financial assets and financial liabilities are readily traded on organised markets in standardised form, other than listed investments. The economic entity has no financial assets where carrying amount exceeds net fair values at balance date.

The aggregate net fair values and carrying amounts of financial assets and financial liabilities are disclosed in the balance sheet and in the notes to and forming part of the financial statements.

22. EARNINGS PER SHARE

	2003	2002
Basic and diluted earnings per share – loss	(1.6 cents)	(0.6 cents)
Weighted average number of ordinary shares outstanding during the year in calculation of basic and diluted EPS	159,269,780	159,269,780
Loss used in calculating basic and diluted EPS	2,522,127	(994,518)

Options on issue are not considered to be dilutive. Refer to Note 14b for details of options on issue.

23. CONTINGENT LIABILITES

Bonds are held with respect to mining licences for which Notices of Intent have been lodged. Bonds are set by the Department of Minerals and Energy, however there is no certainty that such bonds will be adequate to cover any environmental damage in the event of mining. The company is not able to determine the nature or extent of any further requirement in respect of changing environmental requirements.

24. SUBSEQUENT EVENTS

Subsequent to year end the Company agreed to sell its interests in Lawley Pharmaceuticals Ltd for $850,000 of which $550,000 is payable by the end of December 2003, $100,000 in December 2004 and the balance of $200,000 upon registration with the Therapeutic Goods Administration of any of Lawley Pharmaceuticals current range of hormone replacement products.

No adjustment has been made in the financial statements for the year ended 30 June 2003 to reflect this transaction.



Shareholders' Information

DIRECTORS' INTERESTS IN SECURITIES AS AT 4 SEPTEMBER 2002

In compliance with requirements of the Australian Stock Exchange Limited, the following statement shows the interests of the directors in the securities of the company as at the date of this report:

Director	Ordinary Shares		Options	
	Direct Interest	Indirect Interest	Direct Interest	Indirect Interest
Peter J Alcock	250,000	-	-	-
Stephen J Carter	-	1,102,058	-	1,500,000
Anthony Kiernan	75,000	-	-	-
Michael Grant	214,339	150,000	-	-

COMPANY DETAILS

i) The name of the company secretary is John E Sendziuk.

ii) The address of the registered office in Australia is C/- RSM Bird Cameron, Unit 1-6, 18 Parry Street, Fremantle WA 6062. The telephone number is (08) 9336 1266, facsimile number is (08) 9430 6744.

The address of the principal office is Unit1, 298 Selby Street, Osborne Park WA 6018.

The telephone number is (08) 9446 7555, facsimile number is (08) 9446 8777.

VOTING RIGHTS

a) On a show of hands each member present in person or by proxy has one vote.

b) On a poll every member present in person or by proxy has one vote for each share held in the company.

STOCK EXCHANGES THAT HAVE GRANTED QUOTATION TO THE COMPANY'S SECURITIES

The company's securities are quoted on the Australian Stock Exchange Limited.

DISTRIBUTION AND NUMBER OF HOLDERS OF LISTED SHARES AS AT 05 AUGUST 2003

Spread Of Holdings:	Holders	Units
1 - 1,000	30	15,627
1,001 - 5,000	312	1,216,788
5,001 - 10,000	482	4,196,521
10,001 - 100,000	1,393	52,309,337
100,001 - over	230	101,531,507
	2,447	159,269,780
Holders holding less than a marketable parcel	413	1,639,448
Percentage held by twenty largest holders is	27.48	

TOP TWENTY SHAREHOLDERS AS AT 5 AUGUST 2003	No of Shares	% of Issued Shares
Tyson Resources Ltd	7,503,433	4.71
Yandal Investments Pty Ltd	4,550,000	2.86
Zero Nominees Pty Ltd	4,000,000	2.51
Mr Bill Cham & Ms Tania Cham	3,852,174	2.42
Mr David Jiang	2,263,733	1.42
Oceanbay Nominees Pty Ltd	2,165,625	1.36
Ms Angela Mary Maynard Wright	2,000,000	1.26
Mr Grant Karl Maynard Bennett	2,000,000	1.26
Mr Todd Matthew Wright Bennett	2,000,000	1.26
Reeb Investments Pty Ltd	1,600,000	1.00
Wakeford Holdings Pty ltd	1,550,000	0.97
Gallana Pty Ltd	1,261,000	0.79
Mr Michael Frederick	1,221,000	0.77
Reeb investments Pty Ltd	1,214,000	0.76
MT Terrence Walsh	1,200,000	0.75
Pentode Pty Ltd	1,160,483	0.73
Martinick Investments Pty Ltd	1,105,573	0.69
D G Begbie Pty Ltd	1,062,500	0.67
Aintree Holdings Pty Ltd	1,055,000	0.66


SOLBEC
PHARMACEUTICALS LTD